Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(unaudited)

(in thousands, except share and per share data)	Three Months Ended March 31,
	2005	2004
Net income	$91,082	$130,023

Weighted average common shares outstanding	259,872,413	260,665,050

Basic earnings per common share	$0.35	$0.50

Weighted average common shares outstanding	259,872,413	260,665,050

Additional dilutive shares using average market value for the period when utilizing the treasury stock method	2,401,887	12,600,154

Total shares for diluted earnings per share	262,274,300	273,265,204

Diluted earnings per common share and common share equivalents	$0.35	$0.48